8-17-2004

VF 8-13-04

04016650

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 I-85 Parkway
(No. and Street)

Montgomery	AL	36106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bern, Butler, Capilouto, Massey, P.C.
(Name – *if individual, state last, first, middle name*)

4137 Carmichael Road	Montgomery	AL	36106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbins Taylor, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. R. Taylor & Company, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Nov 1, 2006
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

W. R. TAYLOR & COMPANY, L.L.C.

DECEMBER 31, 2003

CONTENTS

BB&M

BERN BUTLER CAPILOUTO & MASSEY, P.C.

A PROFESSIONAL SERVICES FIRM

CONSULTANTS • PLANNERS • ADVISORS

MEMBERS

American Institute of Certified Public Accountants

Alabama Society of Certified Public Accountants

Private Companies Practice Section

Independent Auditors' Report

W.R. Taylor, Member
W. R. Taylor & Company, L.L.C.

We have audited the accompanying statement of financial condition of W. R. Taylor & Company, L.L.C. as of December 31, 2003, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. R. Taylor & Company, L.L.C. as of December 31, 2003, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Bern, Butler, Capilouto & Massey, P.C.

Montgomery, Alabama
February 9, 2004

4137 Carmichael Road, Suite 200 • Montgomery, Alabama 36106
Post Office Box 230250 • Montgomery, Alabama 36123-0250 • Telephone (334) 244-4100 • Telecopier (334) 244-4111

W. R. Taylor & Company, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	339,842
Deposits with clearing organizations and others		9,222
Receivable from broker-dealers		34,857
Other receivables		1,956
Prepaid expense		1,729
Total current assets		387,606
PROPERTY AND EQUIPMENT		
Furniture and fixtures		39,995
Office equipment		2,814
Computer equipment		15,389
		58,198
Less accumulated depreciation		(29,034)
		29,164
OTHER ASSETS		
Deposits from clearing organizations and others		201
Utility and lease deposits		1,750
		1,951
	$	418,721

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	14,003
Bonuses payable		172,476
Current portion capital lease obligation		3,664
Payroll taxes payable		567
Deferred income		52,830
Total current liabilities		243,540
CAPITAL LEASE OBLIGATION LESS CURRENT PORTION		3,406
MEMBER'S EQUITY		171,775
	$	418,721

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF INCOME

Year Ended December 31, 2003

Sales revenue	
Placement fees	$ 661,750
Advisory fees	168,000
Remarketing fees	524,890
Total sales revenue	1,354,640
Operating expenses	
Employee compensation and benefits	460,907
Commissions	79,561
Rent	58,057
Legal, accounting and professional	39,081
Utilities and telephone	20,543
Printing and postage	19,697
Travel, lodging and entertainment	15,772
Insurance	13,269
Dues and subscriptions	12,077
Office expense	9,384
Depreciation	7,523
Miscellaneous	4,843
Professional education and seminars	1,950
Repairs and maintenance	1,745
NASD compliance expense	1,568
Contributions	1,035
Taxes and licenses	889
Placement fee expense	799
Computer expense	75
Total operating expenses	748,775
Income from operations	605,865
Other income (expense)	
Interest income	51
Interest expense	(4)
Total other income (expense)	47
NET INCOME	$ 605,912

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities	
Cash received from customers	$ 1,466,514
Cash paid to suppliers and employees	(746,629)
Cash receipts from clearing organizations and others	201
Interest paid	(4)
Net cash provided by operating activities	720,082
Cash flows from financing activities	
Principal payments under capital lease obligations	(285)
Member's contributions	335,288
Member's distributions	(1,023,138)
Net cash used in financing activities	(688,135)
NET INCREASE IN CASH AND CASH EQUIVALENTS	31,947
Cash and cash equivalents at beginning of year	307,895
Cash and cash equivalents at end of year	$ 339,842
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 605,912
Adjustments to reconcile net income to net cash provided by operating activities:	
Maintenance costs included in computer lease	1,940
Deposits with clearing organizations and others	150
Bonuses payable	13,567
Prepaid expense	1,021
Depreciation	7,523
Receivables from broker-dealers	91,841
Other receivables	2,517
Accounts payable	(87)
Commissions payable	(21,805)
Deferred income	17,516
Payroll taxes payable	(13)
Total adjustments	114,170
Net cash provided by operating activities	$ 720,082

See notes to financial statements

W. R. Taylor & Company, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

W. R. Taylor & Company, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama Limited Liability Company. W. R. Taylor & Company, L.L.C. serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and underwriting tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States. For 2003 most customers were agribusiness clients.

2. Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution which from time to time exceeds the $100,000 federally insured limit. At December 31, 2003, the company's uninsured cash balance totaled $257,205. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6. Accounts receivable

The company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

7. Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to income tax. Income is taxed directly to the member. Accordingly, no provision for income taxes is presented in the accompanying financial statements.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of $101,718 which was $85,255 in excess of its required net capital of $16,463. The Company's net capital ratio was 2.43 to 1.

NOTE B PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. The Company elected not to make a discretionary contribution for the year ended December 31, 2003.

NOTE C CAPITAL LEASE

The company leases computer equipment under the terms of a capital lease. The related assets and obligations have been recorded using the lease's implicit borrowing rates at inception of the lease. The lease, which is noncancelable, expires November 2005. The following is a schedule of leased property under capital leases:

Computer equipment	$ 5,414
Accumulated depreciation	(180)
	$ 5,234

NOTE C CAPITAL LEASE (CONTINUED)

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

2004	$ 3,703
2005	3,418
Net minimum lease payments	7,121
Less amount representing interest	51
Present value of net minimum lease payments	$ 7,070
Current portion	3,664
Noncurrent portion	3,406
	$ 7,070

NOTE D OPERATING LEASES

The Company leases office space, various office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2003 was $58,057. Future minimum payments under long-term operating leases are as follows for the years ending December 31:

2004	$ 47,332
2005	37,037
2006	3,669

NOTE E PRIOR PERIOD ADJUSTMENT

Members' equity at the beginning of 2003 has been adjusted to correct an error. An accrual was made to record a profit sharing plan contribution in 2002 which management subsequently did not fund. Had the accrual not been made, net earnings for 2002 would have been increased by $25,000.

NOTE F CHANGES IN MEMBER'S EQUITY

Changes in member's equity for the year ended December 31, 2003 are presented below:

Balance, at beginning of year as previously reported	$ 228,714
Prior period adjustment - error on accrual of profit sharing plan contribution for 2002	25,000
Balance, beginning of year as restated	253,714
Member's contributions	335,287
Member's distributions	(1,023,138)
Net income	605,912
Balance, end of year	$ 171,775

SUPPLEMENTARY INFORMATION

W. R. Taylor & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Members equity		$ 171,775
Deduction membership equity not allowable for net capital		-
Total membership equity qualified for net capital		171,775
Additions		-
Total capital and allowable subordinated liabilities		171,775
Deductions and / or charges		
Nonallowable assets:		
Petty cash	$ (400)	
Receivables from broker-dealers - over 30 days	(34,857)	
Accounts receivable - other	(1,956)	
Prepaid expense	(1,729)	
Deposits	(1,951)	
Furniture, equipment, and leasehold improvements less accumulated depreciaton	(29,164)	$ (70,057)
Net capital before haircuts on securities positions (tentative net capital)		101,718
Haircuts on securities		-
Net capital		$ 101,718
Aggregate indebtedness		
Items included in balance sheet		
Accounts payable and accrued expenses		187,046
Deferred income		52,830
Capital lease		7,070
Total aggregate indebtedness		$ 246,946
Computation of basis net capital requirement		
Minimum net capital required		$ 16,463
Excess net capital at 1,000 percent		$ 77,023
Ratio: Aggregate indebtedness to net capital		2.43 to 1

No material differences exist between the above computation of net capital and the Company's corresponding unaudited Focus Part II computation at December 31, 2003.

W. R. Taylor & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the company claims an exemption from SEC rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of W. R. Taylor & Company, L.L.C. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barr. Butler, Cipolouto & Massey, P.C.

Montgomery, Alabama
February 9, 2004